Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cadi, Inc.
2032 Convent Place
NASHVILLE, TN 37212
www.cadikiosk.com

Up to $1,069,998.67 in Class B Common Stock at $0.43
Minimum Target Amount: $9,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cadi, Inc.
Address: 2032 Convent Place, NASHVILLE, TN 37212
State of Incorporation: DE
Date Incorporated: June 27, 2016

Terms:

Equity

Offering Minimum: $9,999.65 | 23,255 shares of Class B Common Stock
Offering Maximum: $1,069,998.67 | 2,488,369 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.43
Minimum Investment Amount (per investor): $248.97

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 + perk 1)

Tier 2 perk - ($1000 + perk 2)

Tier 3 perk - ($5,000+ perk 3)

Tier 4 perk - ($10,000+ 5% bonus shares + perk 3)

Tier 5 perk - ($25,000+ 10% bonus shares + perk 3)

Tier 6 perk - ($50,000+ 15% bonus shares + perk 3)

Perk 1- Join the team: 202 Cadi Hat, Subscription to Cadi monthly newsletter, and access to the quarterly updates.

Perk 2- Founders Club: 20% off first order plus all Perk 1 benefits.

Perk 3- Owners Club: Free 2021 Driver from TaylorMade, Callaway, Ping, or Titleist.

plus all Perk 1 benefits.

*All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Cadi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.43 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $43. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Cadi is a new autonomous retail channel that is revolutionizing the way golfers buy and sell golf products. Cadi combines proprietary kiosk technology and an eCommerce marketplace to create a fully connected, personalized shopping experience. Cadi focuses on the on-course "try before you buy" experience developing technology that ensures golfer find the perfect products to improve their game. Whether you shop through our mobile marketplace or Cadi kiosk, Cadi offers convenience, ease of use, and game-changing service.

Competitors and Industry

Cadi is developing autonomous retail technology-focused on selling golf products. Cadi's competition is from traditional retail channels. Most golf equipment today is still sold through brick and mortar golf stores such as Dick's Sporting Goods, Golf Galaxy, PGA superstore, and Worldwide golf locations. Ecommerce has been growing quickly with companies such as eBay and Global Golf. There are other niche retail channels such as Club Champion, a high-end custom fitting, and traditional on-course demo days managed by the golf equipment manufacturers. Currently, there are no other autonomous retail companies looking to replicate our technology and disrupt the traditional channels.

Current Stage and Roadmap

Cadi is post-revenue with $1m in sales to date. Cadi's first revenues were $12,000 in 2018, followed by $350,000 in 2019 and $675,000 in 2020 (as of 11/4/2020). Cadi has done $1m in sales dating from May 2019 to November 2020. Cadi launched in June of 2016. The first year of business was market testing, business development, and fundraising. In 2017, Cadi completed a fundraising round that led to the development phase of the Cadi prototype. Cadi completed their prototype in December of 2018 and spent the majority of 2019 testing the prototype in the markets of Florida and California. Cadi has begun development on the V2 prototype but has yet to be released into the market. Cadi requires additional software and e-commerce development before scaling. We project that 12 months after the close of this round, Cadi will be ready to launch its connected retail platform. At that time, we will increase marketing and sales. Currently, Cadi has two kiosks ready to deploy onto the golf course and an e-commerce channel. There are currently not any kiosks in the market right now.

The Team

Officers and Directors

Name: Tyler Gottstein

Tyler Gottstein 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: June 28, 2016 - Present
  Responsibilities: Tyler manages all leadership of the company and its vision. Tyler currently receives a salary of $18,000 in 2020. Cadi is Tyler's full-time role.

Other business experience in the past three years:

- **Employer:** Ty Gotti LLC
  Title: Owner
  Dates of Service: February 16, 2016 - Present
  Responsibilities: Oversee property manager

Name: Matt Ahrens

Matt Ahrens 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 21, 2017 - Present
  Responsibilities: Head of operations and logistics. Matt currently receives a salary of $24,000 in 2020.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Cadi (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Covid-19 The are several risk factors that are associated with the current Covid-19 pandemic. COVID-19 has caused golf courses to temporarily shut down and disrupted day-to-day operations to abide by safety regulations. The supply chain of golf products has experience delays in manufacturing and logistics. Cadi works with partners around the world and Covid could cause delays in Cadi's engineering, manufacturing, and logistics.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to 1.07m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Cadi Kiosk or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Cadi platform. Delays or cost overruns in the development of our Cadi Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Share that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Cadi was formed on June 28, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cadi has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Cadi Autonomous retail is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cadi or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cadi could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tyler Gottstein	15,000,000	Class A Common Stock	64.17

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,488,369 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 23,376,013 outstanding.

Voting Rights

Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

Dividends

The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Class A Common Stock or rights to acquire Class A Common Stock, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution.

Stock Options

The total amount outstanding includes 14,961,013 shares as stock options.

4,086,013 of these options are shares to be issued pursuant to stock options, reserved but unissued.

The remaining 10,875,000 is shares to be issued pursuant to stock options issued.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock operates on a pari passu basis with Class A Common Stock for Dividend Rights and Liquidation Rights as outlined above. Please also refer to our Articles of Incorporation attached as Exhibit F to this offering.

Convertible Note

The security will convert into Equity securities sold in a qualified financing. and the terms of the Convertible Note are outlined below:

Amount outstanding: $255,000.00
Maturity Date: September 01, 2021
Interest Rate: 5.0%
Discount Rate: 30.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $500,000 Equity financing (a "Qualified Financing"), a Change of Control, or a maturity of the note

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $255,000.00
  Use of proceeds: Research & Development, Product Development, Legal Filings, and Market Testing.
  Date: September 01, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019, compared to the year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $349,595, up from $12,889 in fiscal year 2018. In 2019, Cadi advanced from a research and development stage to a testing and revenue-producing stage. Cadi spent the majority of 2019 researching and developing Cadi's prototype product, Cadi Kiosk. In February 2019, the Cadi prototype was launched at a test facility golf course in Orlando, Florida. This shifted Cadi's focus on testing technology and building the processes needed to support sales. This led to a shift to increase revenues to support the rising cost of goods and marketing expenses. While testing, Cadi began to grow product channel relationships, introduce a prototype e-commerce platform, and sell directly on third-party retail sites. This led to a strong second half of 2019, where most of Cadi's revenues were made. As a result, Cadi was set up to have a strong 2020.

Cost of sales

The cost of sales in 2019 was $292,879, an increase from $8,775 in the fiscal year 2018. The increase matches the shift in the business stage from R&D to testing and revenue-producing.

Gross margins

2019 gross profit was 119,715. This is higher than anticipated due to higher margins than projected. The purpose of the shift to generating revenue was to test the technology and not generate profits. Cadi developed strong sourcing partners that increased margins and increased the product supply.

Expenses

The Company's expenses were $135,936 consist of, among other things, sales, general & administrative, marketing, and advertising expenses. Expenses in 2019 increased by $90,764 from 2018. This increase is attached to the launch of a prototype testing campaign and increased sales management. The management team moved to Orlando, FL, for market testing. The company worked with 4 new contractors for several different services. Cadi added additional office rent and golf course revenue sharing.

Year ended December 31, 2018, compared to the year ended December 31, 2017

The following discussion is based on our unaudited operating data. It is subject to change once we complete our fiscal year, prepare our consolidated financial statements, and our accountant completes a financial review of those statements.

Revenue

2018 was a highly successful year for the Company as we developed our prototype kiosk and developed key relationships in strategic markets. The fiscal year 2018 started with market testing. Cadi management launched a market testing tour visiting 10 golf courses throughout Florida, Georgia, South Carolina, and California. This testing tour turned out to be highly successful, generating higher than anticipated customers, sales, and sale conversion data. It was significantly higher than Cadi's first testing tour at the beginning of 2017. We believe this success laid the foundation for future developments and company success.

Cost of sales

The cost of sales in 2018 was $8,775. The majority of the COGS were from the testing tour, which included travel.

Gross margins

Gross profit was $4,114. This was the result of our testing phase. We were not focused on producing profits and more interested in listening to customers and testing Cadi processes.

Expenses

2018 expenses to be approximately $45,172. These expenses were development and research, market testing, and general administrative costs.

Historical results and cash flows:

In the past, cash was raised through Cadi's seed rounds of 2017 and 2018. Our biggest expense was the development of the prototype kiosk. R&D will continue to be a large expense as we build out more technology, particularly e-commerce and inventory software. That cost will be supplemented by this fundraising campaign and growing sales revenue. Cadi anticipates that we will increase monthly admin expenses by adding several new employees to the management team. We also have cash tied up in inventory that is usually paid up front. Moving forward, we believe we will be able to utilize inventory loans and purchasing terms to help free up cash. Soon, Cadi will launch new technology and markets to shift focus to sales and acquisitions. Cadi will need to generate additional cash and address what type of investor is best.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cadi utilizes a business credit card with 0% apr intro rates from US Bank. It is used to purchase inventory and will be paid at the end of the introductory rate term. It currently a has $34,000 balance. Cadi uses a business credit card from Chase bank with a limit of $18,000. It has a monthly balance of $0. Cadi has a business loan from the US Small business administration. It currently has a balance of $104,000 but $0 has been utilized. Cadi has $145,000 of cash on hand in their bank accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds for this campaign will help grow the business but are not crucial. Without any funding, Cadi would continue to grow at the current rate. Funds from this campaign will be important to speeding up the development of technology and building the infrastructure of the company. Cadi has the opportunity to grow current sales channels.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Current funds will increase the companies viability but are not necessary. Without additional funds, there is a higher risk of not accomplishing the companies vision and not gaining market share.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Cadi will continue operating unaffected if Cadi raises the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

Cadi will have a runway of 18-24 months without attributing sales revenues if the company raises the maximum funding goal.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, future sources of capital available include access to a line of credit after the 2020 tax filings.

Indebtedness

- **Creditor:** US small business administration
  Amount Owed: $104,800.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- **Creditor:** Chase Bank
  Amount Owed: $34,000.00
  Interest Rate: 0.0%
  Maturity Date: January 21, 2021

- **Creditor:** SchoolFirst FCU- Auto Loan
  Amount Owed: $20,316.00
  Interest Rate: 3.44%
  Maturity Date: November 04, 2025

- **Creditor:** Tyler Gottstein
  Amount Owed: $20,000.00
  Interest Rate: 3.0%
  Maturity Date: April 09, 2021
  This Note will automatically mature and be due and payable on April 9, 2021, (the "Maturity Date") extended by the written consent of the Holder.

Related Party Transactions

- **Name of Entity:** Tyler Gottstein
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Tyler loaned $20,000 to the Company for general administrative costs.
  Material Terms: This Note will automatically mature and be due and payable on April 9, 2021, (the "Maturity Date") unless extended by the written consent of the Holder. Includes a 3% interest.

Valuation

Pre-Money Valuation: $10,051,685.59

Valuation Details:

The company determined its valuation based on an analysis of multiple factors, including a financial model regarding growth and projections, comparable companies at a similar stage, Cadi's internal value of its intellectual property, a track record of revenue and growth, and industry multiples.

• Cadi has addressed market opportunities with a unique retail technology platform with over 5,500 total customers and over $1m in revenue.

• Unlike competitors, Cadi has patent-pending technology and copywrites that can have the potential to exclude competition. Cadi also has a first-mover advantage.

• Cadi has grown revenue year over year while demonstrating market fit. Strong relationships with key partners have led to over 63 letters of intent from golf courses.

• Cadi has an experienced management team compiled of experts in automation and golf. This team includes early team members in Redbox and Outerwall. Cadi's valuation is in line with the other comparable companies at our given business stage.

• Cadi executive team and advisors have the experience, industry-specific business insights, and developed industry connections that are fit to achieve accelerated growth.

Cadi is determined to solve challenges in the sporting goods industry and deliver a game-changing customer experience.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not consider any convertible securities currently outstanding. The Company currently has $255,000 in Convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities, which may affect your ownership in the future. Cadi determined its valuation internally without an independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.65 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*

96.5%

Strategic planning for initial golf market. Add team members for sales and increase inventory.

If we raise the over allotment amount of $1,069,998.67, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  28.5%
  Cadi will advance Cadi's ecommerce platform while beginning next phase development on Cadi kiosk.

- *Operations*
  33.0%
  Strategic planning and execution of Cadi's for initial golf market. Add team members to manage kiosk, inventory and golf course logistics. Increase Cadi's inventory sources and increase effectiveness.

- *Working Capital*
  10.0%
  Capital to cover legal expenses and fundraising costs.

- *Marketing*
  10.0%
  Funds to continue momentum by converting almost investors into customers of Cadi. Grow the different channels of the Cadi business.

- *Company Employment*
  15.0%
  Add to Cadi's management team by hiring a lead developers to advance Cadi's technical vision. Add the infrastructure to allow Cadi to Scale, both with ecommerce and new markets with Cadikiosk.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cadikiosk.com (www.cadikiosk.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cadi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cadi, Inc.

[See attached]

CADI, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 21, 2020

To: Board of Directors, CADI, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of CADI, INC. f/k/a NeoCaddie, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CADI, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	$ 71,675	$ 54,746
Inventory	15,098	18,569
Total current assets	86,773	73,315
Fixed assets, net of accumulated depreciation	157,321	93,304
Total Assets	$ 244,094	$ 166,619
LIABILITIES AND OWNERS' EQUITY		
Current Liabilities		
Accounts payable	$ 84,500	$ 30,892
Total Current Liabilities	84,500	30,892
Notes payable, long-term	20,316	0
Note payable, related party	20,000	20,000
Convertible notes payable	255,000	255,000
Accrued interest payable	20,938	8,201
Total Liabilities	400,754	314,093
OWNERS' EQUITY		
Common Stock (19,290,000 and 19,290,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)	0	0
Retained earnings	(135,722)	(147,474)
Total Owners' Equity	(135,722)	(147,474)
Total Liabilities and Owners' Equity	$ 244,094	$ 166,619

CADI, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 349,595	$ 12,889
Less: Cost of goods sold	229,879	8,775
Gross profit	119,715	4,114
Operating expenses		
Selling, general and administrative	104,169	42,146
Marketing and advertising	31,767	3,026
Total operating expenses	135,936	45,172
Net Operating Income (Loss)	(16,221)	(41,058)
Depreciation expense	15,426	0
Interest expense	12,737	8,201
Tax provision (benefit)	0	0
Net Income (Loss)	$ (44,384)	$ (49,259)

CADI, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Retained Earnings	Total Owners' Equity
	# Shares	$		
Balance as of January 1, 2018	19,290,000	$ 0	$ (63,017)	$ 66,942
Net income (loss)			(49,259)	(49,259)
Balance as of December 31, 2018	19,290,000	$ 0	$ (147,474)	$ (147,474)
Prior period adjustment			35,198	35,198
Net income (loss)			(44,384)	(44,384)
Balance as of December 31, 2019	19,290,000	$ 0	$ (156,660)	$ (156,660)

CADI, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (31,647)	$ (41,058)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation	15,426	0
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	3,471	(18,569)
Increase (Decrease) in accounts payable	53,608	24,836
Net cash used in operating activities	(53,299)	(54,791)
Investing Activities		
Acquisition of fixed assets	(79,443)	(93,304)
Net cash used in operating activities	(79,443)	(93,304)
Financing Activities		
Proceeds of vehicle loan	20,316	0
Proceeds from convertible and related party loans	35,200	105,000
Net change in cash from financing activities	55,316	105,000
Net change in cash and cash equivalents	16,929	(23,095)
Cash and cash equivalents at beginning of period	54,746	77,841
Cash and cash equivalents at end of period	$ 71,675	$ 54,746

CADI, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019 and 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

CADI, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated as NeoCaddie, Inc. in Delaware on June 27, 2016. The Company develops a sales kiosk for golfers to buy new golfing equipment directly on the golf course. In 2020, the Company legally renamed from NeoCaddie, Inc. to Cadi, Inc.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $71,675 and $54,746 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company's primary fixed asset is its CadiKiosk. The Company capitalizes construction, installation and research costs and then depreciates the asset after it is placed in service.

As of December 31, 2019 and 2018, the Company had $10,516 and $93,304, respectively, of capitalized costs related to the development of the CadiKiosk.

The Company had CadiKiosk assets placed in service as of December 31, 2019 of $130,453.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory

The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been purchased from the Company's kiosk or from its online sales channels.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has a truck loan balance of $20,316 as of the end of 2019. The truck loan bears an interest rate of 3.44 percent per annum.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of December 31, 2019 and 2018, the Company had 19,290,000 and 19,290,000 shares of Class A Voting Common Stock issued and outstanding (including restricted stock) all of which are beneficially owned by the Company's founders and management. The Class A Voting Common Stock shares are entitled to one vote each. The Company has also authorized Class B Nonvoting Common Stock for future investors that do not have voting rights.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has borrowed $20,000 from a founder that accrues interest at a rate of 3 percent per annum.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering will trigger the conversion of the convertible notes into 3,864,074 of Class B Nonvoting Common Stock.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Corporate Renaming
In 2020, the Company was legally renamed from NeoCaddie, Inc. to Cadi, Inc.

COVID-19 Loans
In response to the COVID-19 pandemic, the Company was able to procure a working capital loan from the U.S. Small Business Administration in the amount of $104,800 which bears an interest rate of 3.75 percent and matures in 30 years.

Management's Evaluation
Management has evaluated subsequent events through October 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Cadi

Combining autonomous retail and ecommerce to revolutionize golf





cadi
Don't Test. Play.
Introducing Golf's New
AUTONOMOUS
RETAIL PLATFORM
Goodbye
Golf shop.
Hello Cadi.

Website | NASHVILLE, TN | DATA/ANALYTICS | E-COMMERCE

$0.00 raised

0 Investors	$10.1M Valuation
$0.43 Price per Share	$248.97 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Cadi is on a mission to change the way people shop for golf products. We are a retail automation company, building technology that connects golfers with products they love, and the fast, custom experience they deserve.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our retail technology platform has proven market fit and will lead the transition to autonomous retail in the $126bn sporting goods market.
- With over $1M+ in pilot testing sales, Cadi has signed letters of intents from 63 golf courses unlocking significant revenue and access to over 250,000 golfers.
- Cadi's autonomous patent-pending kiosk has led to strong partnerships with the biggest brands in golf and several large golf course management groups.

OVERVIEW

Leading the autonomous future of golf retail

Cadi is transforming the traditional golf industry with the first autonomous solution built for golfers. You can now demo clubs right on the course whenever you want. When you find the perfect club, it can be purchased instantly through our self-service kiosk and e-commerce platform. There are no salespeople and no hassles, just golfers with freedom to play the newest equipment. Our team and technology are paving the way for a new hybrid omnichannel that changes how golf products are sold and distributed for years to come.

Currently, Cadi's Application and eCommerce platform are in development phases. The physical Cadi Kiosk is currently available on the market.



Goodbye
Golf shop.
Hello Cadi.
The smart kiosk that puts the club testing experience back where it belongs - On the course.
cadi
Don't Test. Play.

"Demoing golf clubs should be about you—on your time, on your course, and with your friends. Cadi gives you the freedom to try before you buy and the confidence to know your game just improved."



THE PROBLEM

Evolving retail changes the way people shop and leaves golfers behind

Today, the only two options to purchase products are visiting a traditional retail store or buying online. Now we are seeing the world change as the COVID-19 pandemic accelerates the shift to more online shopping than ever before. This shift significantly threatens sporting goods because many products, such as golf clubs, we believe are not best sold online.





SPORTS
AUTHORITY
CLOSED

Retail has evolved & fundamentally changed the way people shop; causing a **poor purchase experience** for golfers.



93%

Of golfers prefer REAL on-course demos vs. traditional product testing.



64%
Of golfers are unhappy with their purchase within 14 days of buying.

47%
Of online shoppers are afraid of unauthentic products.

The above stats are from internal research

Golfers need to feel and demo products they wish to buy online. Unfortunately, the majority of golf courses do not effectively sell golf products. The current retail experience only offers unrealistic indoor trials or infrequent demo days. It is no surprise that 90% of golfers prefer to demo products on a golf course or driving range before buying equipment. The result is two-thirds of customers are unhappy with their purchase within 14 days with no option for money back.

In the modern retail world automation is no longer a choice, it is a necessity. Cadi is building the solutions...

THE SOLUTION

An innovative, retail automation platform that merges physical kiosks and online shopping



Fully connected shopping experience

Ideal Location   **Access Anywhere**

Ideal Location

On Course Hub
Built in customer base with unique shopping experience

Local Fulfillment
1-hr delivery to local neighborhoods

Access Anywhere

Order Ahead
Reserve and order online, pick up from kiosk

Unlimited Selection
Find the perfect products for you

Currently, Cadi's Application and eCommerce platform are in development phases.

Cadi's platform is the combination of an autonomous, patent-pending kiosk and an integrated online marketplace. We combine the best of online shopping with the benefits of traditional retail stores. Currently, Cadi's Application and eCommerce platform are in development phases. The physical Cadi Kiosk is available on the market.


odbye
lf shop.
ello Cadi.

The physical Cadi Kiosk is currently available on the market.

Our technology leverages a golfer's most desired location, golf courses, to create a network of kiosks. Our kiosks give golfers the freedom to demo, compare, and purchase products at their convenience. Cadi uses Big Data and Artificial Intelligence to curate product selection and create a personalized experience for each customer.





This is a demo

Cadi's online marketplace gives golfers 24/7 access to our platform. A fully connected omnichannel means golfers can interact using any device from any location.

WHAT WE DO

Bringing golfers a new and game-changing retail experience, right on the course

Cadi uses the best of e-commerce and product demos to create an entirely new retail experience. Our omni channel platform allows you to shop from any device then visit your local course to demo products. You can be playing with golf's top brands and newest equipment at the push of a button.

Built with convenience, efficiency, and the golfer in mind


Goodbye
Golf shop.
Hello Cadi.
cadi


Demo day, every day– on the course


100% authentic products–unlike eBay


Latest and greatest products–top brands


Order online pick-up at ANY kiosk–24/7


30 money back return guarantee


30 second delivery– never late to tee time

The physical Cadi Kiosk is currently available on the market.

Cadi makes it extremely simple to purchase when you are ready. Whether online or in-person, Cadi leverages golf courses to create micro fulfillment centers that fulfill on-demand orders and expedite shipping for online orders. It is instant gratification like the golf industry has never had before.





STEP 1: SHOP 24/7 using your mobile phone or computer.

STEP 2: PICK-UP from your local Cadi kiosk.

Currently, Cadi's Application and eCommerce platform are in development phases.

The physical Cadi Kiosk is currently available on the market.





STEP 3: PLAY on any course or range.   **STEP 4:** BUY the perfect clubs.

OUR TRACTION

Growing customer base and partnerships in prime locations

To date, Cadi has sold products to over 6,000 customers. We have surpassed $1M in gross sales over the past 18 months and double sales from 2019 to 2020, year to date. Our hope is that our next funds will lead to faster expansion and higher growth in 2021.



6000+ happy customers and over $1M+ in pilot-testing sales

DEMAND
63 signed LOIs with potential recurring revenue over $6M

KIOSK TECHNOLOGY
Proven patent-pending kiosk with 99% reliability

PATENT PENDING
Patent pending with trademarks granted

RELATIONSHIPS
Strategic parternships with key industry leaders

TEAM
Highly skilled management and development team

E-COMMERCE LEADERS
Proven e-commerce success

The physical Cadi Kiosk is currently available on the market.

We have 63 courses signed up to deploy our technology. This equates to significant potential recurring revenue and access to 250,000+ golfers annually. We secured strategic partnerships with leading golf course operators and equipment manufacturers. We are granted exclusive access to locations, customers, and inventory supply. Cadi is currently in conversations with more potential partners and venues we hope to announce soon.



THE MARKET

Cadi's innovative technology brings convenience from the screen to the green

We recognized that the golf industry is heavily concentrated with little innovation for the past 20 years. Top retailers are either traditional brick and mortar or exclusively e-commerce. No clear leader in the market is seamlessly integrating physical and virtual shopping. This is a large and fast-growing opportunity. Cadi has significant advantages with patent-pending technology and a first-to-market strategy.

Cadi's Potential Locations

 Golf courses    Entertainment venues    Driving ranges    Shopping malls





These are not actual locations that currently exist. The physical Cadi Kiosk is currently available on the market.

Our target kiosk locations are high-traffic public courses in areas with low seasonality and a high density of courses. 80% of all golf courses in the U.S. are public golf facilities, the industry's "forgotten retail channel" where we aim to expand. We are also pursuing opportunities at entertainment venues, driving ranges, and new-age shopping malls. With the popularity of venues such as TopGolf, golf is seeing record rounds of play and increasing participation at all levels.

Leveraging the forgotten retail channels and targeting golf and beyond

Golf is



13.1B
total market size

8.7B
in golf equipment

Growing e-Commerce



66%
golf superstore

19%
offline

10%
green grass

5%
specialty store

Concentrated

 only 6 major
retail players

Ripe for Disruption

 $126Bn   replicable in
other industries

Source

THE BUSINESS MODEL

Dual revenue stream including product sales and subscription model

We offer two primary revenue sources: membership subscriptions and product sales. Cadi will offer a subscription plan, popularized by Amazon Prime, that unlocks benefits and service only available to Cadi members. Our benefits and long-term value to golfers come from leveraging our kiosk locations and unique relationships with courses and suppliers.

Customer pays subscription for upgraded service
and we take commission for sold products.



Ecommerce

- online marketplace commission
- monthly membership fee



Kiosk

- $25k cost of kiosk and installation
- $200k revenue per year

The Online marketplace and the monthly membership fee is in development and has not launched and may never launch. The Cost of Kiosk is an

estimate and may change in the future.





HOW WE ARE DIFFERENT

Collecting Big Data to revolutionize the golf industry

Cadi's platform is built for Big Data. Big Data powers order fulfillment from kiosks all over the country. We continuously analyze the data to learn customer behaviors, sell more products and deliver game-changing logistics not seen in golf retail. That data is shared with product manufacturers to create stronger partnerships and even better experiences for members.

Competitive Advantage

Automation saves money, but Cadi's big data is constantly learning.

Reducing Returns

Uses swing data and demo process to find ideal ideal products

Increase Golf Course Value

Membership maximizes revenues

Increasing Inventory Effectiveness

Products golfers want without excessive inventory

Reducing Unhappy Customers

Golfers get the best products personalized for each golfer


Hello Cadi.
The smart kiosk that puts the club testing experience back where it belongs - On the course.
Hello Cadi.
The smart kiosk that puts the club testing experience back where it belongs - On the course.

Patent-Pending Kiosk Technology

Cadi's intellectual property protects the most important features of our kiosk. Our proprietary technology tracks inventory from sourcing to selling. Cadi has complete visibility of products as they move anywhere through the supply chain.

THE VISION

Cadi is focused on becoming the market leader in golf and recreational sports

We believe Cadi is positioned to be a global leader in sporting goods and capitalize on the accelerated shift to automation in retail. Our goal is that by 2025, Cadi will have over 1,000 installed locations with full connectivity to our online marketplace.Our hope is that Cadi's membership will thrive with a strong community of over 1 million members. We believe that once Cadi has been installed on a golf course it will be difficult for any competition to replace our platform.



Implementing Cadi technology to other industries

In the future, Cadi will expand our product offering to other comparable sporting goods industries such as tennis, baseball, hockey, skiing, and biking. Cadi's technology platform is gearing up to serve and thrive in the $126 billion recreational sports industry.



SKIING
BASEBALL
TENNIS
SURFING
BIKING

OUR LEADERSHIP

A team of experienced entrepreneurs extremely passionate about golf and automation

Our CEO, Tyler Gottstein, and co-founder, Matt Ahrens, are leading this golf retail revolution. Each brings valuable experience in logistics, finance, automation, entrepreneurship as well as a deep love for sports.



Experience Leaders in Automation
and the Golf Industry
Matt Ahrens
COO
dir. for $200M+
oil distribuitor
Tyler Gottstein
Founder & CEO
4x serial founder

The physical Cadi Kiosk is currently available on the market.

Our core team is experienced in developing and implementing consumer technologies at scale. We proudly work with a team that is passionate about building solutions that connect golfers with products they love and the experience they deserve.

Advisors and Partners



David Felker

Founder/Engineering Advisor



Carole McCluskey

Technology Advisor



Franz Keuhnrich

Partner



John Brown

Partner

WHY INVEST

Invest in the future of golf and autonomous retail

We invite you to join us on our mission to revolutionize the golf retail landscape as we know it today. The Cadi team is prepared to take this business to the next stage, expanding our technology and positively impacting recreational sports.



One of a kind
On-Course Platform



Protected by
Patent Pending Kiosk



Unique
6000 Happy Customers



Revenue in 2020
Projected $1M Revenue

We hope you will ride along with us as we introduce our platform to the world and reshape the way golf products are purchased and sold forever.

Meet Our Team



Tyler Gottstein
Chief Executive Officer

Tyler is an autonomous retail and golf Industry leader. Tyler is a 4x serial founder with an MBA and M.Ed from the University of Washington.





Matt Ahrens
Chief Operating Officer

Director for $200M+ Oil distributor. Former VP of Sales national food retailer, M.Ed., University of Washington.



Offering Summary

Company :	Cadi, Inc.
Corporate Address :	2032 Convent Place, NASHVILLE, TN 37212
Offering Minimum :	$9,999.65
Offering Maximum :	$1,069,998.67
Minimum Investment Amount (per investor) :	$248.97

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 23,255

Maximum Number of Shares Offered : 2,488,369

Price per Share : $0.43

Pre-Money Valuation : $10,051,685.59

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 + perk 1)

Tier 2 perk - ($1000 + perk 2)

Tier 3 perk - ($5,000+ perk 3)

Tier 4 perk - ($10,000+ 5% bonus shares + perk 3)

Tier 5 perk - ($25,000+ 10% bonus shares + perk 3)

Tier 6 perk - ($50,000+ 15% bonus shares + perk 3)

Perk 1- Join the team: 202 Cadi Hat, Subscription to Cadi monthly newsletter, and access to the quarterly updates.

Perk 2- Founders Club: 20% off first order plus all Perk 1 benefits.

Perk 3- Owners Club: Free 2021 Driver from TaylorMade, Callaway, Ping, or Titleist. plus all Perk 1 benefits.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cadi, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.43 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $43. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In golf, products must be demoed and personalized, if golfers aren't doing this they are just wasting time and money. Golf is stuck in the past and needs retail innovation.

Introducing Cadi, the autonomous future of golf.

Cadi is an omnichannel that is revolutionizing the way golfers buy and sell golf products.

But it's way more that, Cadi supercharges the golf course combining proprietary kiosk technology with an e-commerce platform.

Golfers now have the freedom to demo products right on the golf course in the easiest and most convenient way.

You can shop 24/7 using any device and Cadi's artificial Intelligence will recommend products to match your game.

With Cadi's kiosk, you can conveniently purchase what you love and return what you don't. No questions asked.

The golf industry is seeking innovation.

With Cadi, our mission is to create the best customer experience in the industry.

By focusing on the golfer first we believe these six value props will create an unbeatable experience.

The timing is right, and Cadi has the team to take advantage of this opportunity.

Golf is seeing record rounds in 2020 and spikes in participation at all levels.

And with a sports equipment market at 126bn, there are many exciting opportunities with our technology.

Golf is booming. Join 1000's of Cadi customers and golf courses as we become the leaders in autonomous retail. We would be happy to have you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "CADI, INC.", FILED IN
THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2020, AT 4:45
O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6080287 8100
SR# 20208330040

Authentication: 204050662
Date: 11-10-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CADI, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Cadi, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Cadi, Inc.

2.   That this Corporation was originally incorporated pursuant to the General Corporation Law on June 27, 2016. The Corporation filed an Amended and Restated Certificate of Incorporation of the Corporation (the "Amended and Restated Certificate") on October 1, 2020.

3.   The Corporation's Amended and Restated Certificate is hereby amended by restating the first paragraph of Article IV thereof to provide as follows:

The Corporation is authorized to issue two classes of stock to be designated "Class A Common Stock" and "Class B Common Stock." The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 30,000,000 shares, $0.00001 par value per share. The total number of shares of Class B Common Stock that the Corporation is authorized to issue is 5,000,000 shares, $0.00001 par value per share. The rights, privileges, preferences and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

4.   This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by the Chief Executive Officer of the Corporation as of November 10, 2020.

CADI, INC.

By: /s/ Tyler Gottstein
      Tyler Gottstein,
      Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "NEOCADDIE, INC.", CHANGING
ITS NAME FROM "NEOCADDIE, INC." TO "CADI, INC.", FILED IN THIS
OFFICE ON THE FIRST DAY OF OCTOBER, A.D. 2020, AT 7:01 O`CLOCK
P.M.



_____
Jeffrey W. Bullock, Secretary of State

6080287 8100

SR# 20207635366

Authentication: 203791728

Date: 10-05-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:01 PM 10/01/2020
FILED 07:01 PM 10/01/2020
SR 20207603306 - File Number 6080287

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NEOCADDIE, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

NeoCaddie, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is NeoCaddie, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 27, 2016.

2. That the Board of Directors of this corporation (the "Board of Directors") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is Cadi, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, in the city of Wilmington, county of New Castle, Zip Code 19805-1270. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated "Class A Common Stock" and "Class B Common Stock." The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 30,000,000 shares, $0.00001 par

value per share. The total number of shares of Class B Common Stock that the Corporation is authorized to issue is 3,000,000 shares, $0.00001 par value per share. At the effective time of the filing of this Amended and Restated Certificate of Incorporation, each of the issued and outstanding shares of common stock of the corporation shall be converted into and exchanged for one (1) share of Class A Common Stock. The rights, privileges, preferences and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

1. **Dividends**. The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive, on a *pari passu* basis, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Class A Common Stock or rights to acquire Class A Common Stock, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

2. **Liquidation Rights**. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution.

3. **Voting Rights.**

    a. *Class A Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

    b. *Class B Common Stock.* Except as otherwise required by law, shares of Class B Common Stock shall be non-voting; *provided* that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

4. **Mandatory Conversion.**

    a. *Trigger Events.* Effective upon the earlier of: (a) the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (a "Qualified IPO"); or (b) a date specified by vote or written consent of the holders of a majority of the then outstanding shares of Class A Common Stock (voting together as a single class), each one (1) share of the Class B Common Stock, whether issued and outstanding or held by the Corporation as treasury stock, shall automatically be converted into one (1) share of Class A Common Stock and such shares of Class B Common Stock may not be reissued by the Corporation (the date of closing of such Qualified IPO is referred to herein as the "Mandatory Conversion Date").

b. *Procedural Requirements*. All holders of record of shares of Class B Common Stock shall be given written notice of the Mandatory Conversion Date. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. Such notice shall be sent by first class or registered mail, postage prepaid, or given by electronic communication in compliance with the provisions of the DGCL, to each record holder of Class B Common Stock. On the Mandatory Conversion Date, all outstanding shares of Class B Common Stock shall be deemed to have been convelied into shares of Class A Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to shares of such Class B Common Stock so converted (other than as a holder of Class A Common Stock), will terminate. As soon as practicable after the Mandatory Conversion Date, the Corporation shall cause to be issued uncertifieated shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof. All shares of Class B Common Stock converted in accordance with the provisions hereof shall, from and after the Mandatory Conversion Date, be deemed to have been automatically retired and the shares of Class B Common Stock represented thereby converted into Class A Common Stock for all purposes. Such converted shares of Class B Common Stock shall not be available for reissuance, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

c. *Class A Common Stock Issuable Upon Conversion*. For the avoidance of doubt, in the event that all outstanding shares of Class B Common Stock have been converted into Class A Common Stock, all references in this Article IV to "Class B Common Stock" shall mean "Class A Common Stock" from and after such conversion.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been subscribed this 30th day of September, 2020, by the undersigned who affirms that the statements made hereto are true and correct.

/s/ Tyler Gottstein
Tyler Gottstein, Chief Executive Officer